SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

CRESUD SOCIEDAD ANONIMA

COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F     T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No     T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated March 3, 2011 filed by the Company with the Comisión Nacional de Valores.

By letter dated March 3, 2011, the Company reported that it has jointly acquired with ZANDER EXPRESS S.A. (“ZANDER EXPRESS”) the property formerly owned by the International Financial Corporation (“IFC”) placed in Distrito Pedriel, Lujan de Cuyo, Province of Mendoza. The front of the property is crossed by the provincial route 84 -without a number reference- and national route number 7 – without a number reference-, which jointly form a rural area including thirteen plots duly registered under the Property Registry (Registro de Propiedad Raíz) and the Judicial Archives of the City and Province of Mendoza. The Company owns 40% of the referred property, while ZANDER EXPRESS owns the remaining 60%.

The Company and ZANDER EXPRESS have also entered into an assignment of rights and shares agreement by which they both subrogate IFC in its litigation rights and actions, obligations, and responsibilities that IFC has or could have regarding judicial and administrative claims related to the referred property.

Moreover, the transaction covers all existing possessions of the property and has been executed for a total price of USD 4.000.000, of which the Company has paid the amount of USD 1.600.000 in relation to its participation.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: March 15, 2011.